Exhibit 15.1

Email

Subject line: Q3 Performance Update: A quarter of remarkable results

Headline: An in depth look at some of the factors driving strong near term performance

Body:

To paraphrase Hemingway, megatrends happen gradually, then all at once. In this case, while the notably strong performance of the portfolio over the last quarter may feel sudden, it was in fact many years in the making and the result of a number of different factors, rather than any one single event.

In Q3, several of our funds (driven mainly by equity investments in residential assets) experienced a level of price appreciation that is uncommon in the world of real estate. In some instances, certain investments saw quarter-over-quarter price appreciation at the property level in excess of 50%, with our balanced and growth focused funds reporting NAV increases over the last quarter ranging from 0.59% to as much as 20.91%.* We focus specifically here on our balanced and growth strategies because it is those funds that derive their returns primarily from asset appreciation and as a result saw such strong results.

All in all, performance over the last 90 days from an appreciation standpoint was arguably the strongest we’ve experienced since the inception of the Fundrise platform...

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Disclaimers: *Full details regarding individual NAV increases for each balanced and growth fund are available as part of the full update.

Investor Update

Q3 2021 performance update: A quarter of remarkable results

An in-depth look at some of the factors driving strong near term performance

To paraphrase Hemingway, megatrends happen gradually, then all at once. In this case, while the notably strong performance of the portfolio over the last quarter may feel sudden, it was in fact many years in the making and the result of a number of different factors, rather than any one single event.

In Q3, several of our funds (driven mainly by equity investments in residential assets) experienced a level of price appreciation that is uncommon in the world of real estate. In some instances, certain investments saw quarter-over-quarter price appreciation at the property level in excess of 50%, with our balanced and growth focused funds reporting NAV increases over the last quarter ranging from 0.59% to as much as 20.91%.* We focus specifically here on our balanced and growth strategies because it is those funds that derive their returns primarily from asset appreciation and as a result saw such strong results.

All told, performance over the last 90 days from an appreciation standpoint was arguably the strongest we’ve experienced since the inception of the Fundrise platform.

Today, our conviction about our general investment thesis is as high as it’s ever been, however it’s worth calling out that this type of disproportionate performance over a single quarter is not likely to be repeated.

That isn’t to say that we do not expect to see strong performance going forward. In fact, quite the contrary. Investors who have been with us for a while will be familiar with the refrain that we seek to identify and invest behind large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. (Of course investors who have been with us for a while will also be familiar with the refrain that such success is never guaranteed, and all investments carry risk which could lead to loss.)

Instead, it is recognition of the fact that a fundamental advantage of being a long-term investor is that we do not have to attempt to time the market. Rather we can be patient, designing and executing strategies that allow those trends time to play out at their own natural pace, and ensuring we capture those rare moments when a confluence of factors come together to bear truly remarkable fruit.

The details...

As mentioned above, while the broader portfolios of our various funds saw positive overall performance, the primary contributor to the outsize returns came from equity investments in and ownership of well-located, affordably priced residential properties.

More granularly, the primary contributors to this price appreciation were:

●	Outsized rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing
●	Accelerated Sunbelt growth whereby the existing dynamics of strong population and job growth that we’ve discussed previously were amplified by the pandemic-driven migration of both people and companies to the region
●	Increasing institutional demand for well-located, cash-flowing residential real estate assets paired with record low interest rates and compressing cap rates (i.e., return expectations)

Again, although most of these trends have existed for several years and are likely to continue for the foreseeable future, the coronavirus pandemic created a unique inflection point resulting in what otherwise may have been 10 years of gradual change being condensed into the span of 12 months.

The above graph shows the surge in residential apartment rents that have occurred over the past 6-12 months. While the below image demonstrates the “cap-rate compression”, or in other words the lower overall return demanded by the market for the same assets. (Falling cap-rates and discount rates result in higher property prices, all else being equal).

Looking ahead...

Looking ahead, we continue to believe that many of the same macro trends that we’ve been focused on over the last few years will continue to be dominant drivers of growth going forward while a few new pandemic created norms will likely also have an impact on our investment strategy, specifically we believe that:

The Sunbelt will continue to outperform

The same tailwinds that have driven so much price appreciation in the region over the past year continue to exist (population growth, job growth, housing affordability, warmer weather, demographic shifts). And now, with remote work seemingly here to stay, we believe the area is only that much more likely to attract new residents who otherwise would have been tied down by jobs in cities such as New York, San Francisco, Los Angeles, and Washington, DC.

Remote work will permanently alter both office and residential real estate

We see technology enabled remote work as a megatrend with parallels to e-commerce adoption in the early 2000s. More and more people will now have greater control over their time and increased flexibility over where they choose to both work and live. As a result, we expect many people will choose to move from high cost of living cities with cold winters to low cost of living cities with milder winters. According to Redfin, the average single family home in northwest Washington DC costs $1.5 million vs., for example, Raleigh where it is $427,000. That extreme gap in value provides a compelling reason for a Millennial family or retiring Boomer to move southward now that they can do so without sacrificing their career.

Anecdotally, we at Fundrise the company opted to shift to a remote first working environment during the pandemic and recently completed a survey where we asked our team members if they would prefer to continue under that model or switch back to a traditional full-time in-office environment. More than 85% of respondents said they preferred either a majority-remote or full-remote model. We believe the long-term consequences of this playing out across thousands of companies nationwide will likely shift more and more value from traditional big core office and apartment properties in dense urban areas to single-family homes and more suburban environments.

E-commerce will continue to eat retail

While this trend is nothing new, the move towards greater e-commerce adoption only accelerated over the past 18 months. Many customers who otherwise may have never considered shopping online for items like groceries or everyday household goods were forced to make the switch and now will likely never fully give it up. This same trend can be seen in data around meal delivery and other consumer shopping trends as well. The end result of ever increasing online sales with the constant expectation for 2-day, 1-day, or even same day delivery means a greater and greater need for well located industrial logistics facilities.

The rise of software technology as an integrated part of our physical spaces

Marc Andreesen said software is eating the world, but until very recently the physical world and the digital world were very much separate. But a wave of new software tech such as AR, VR, voice command, along with innovations in new and greater mobile and other hardware (watches, rings, glasses, etc…) is starting to blur that line. Smart home systems can not just control your thermostat or notify you when someone is at the door but increasingly predict and prevent costly home maintenance issues or provide on-demand service solutions for everyday chores like house cleaning or lawn care. Mobile only restaurants now exist where the entire brand and experience of the business exists only digitally while the food is prepared in a ghost kitchen and sent out via a delivery app. For a long time real estate investing and technology investing were two very different spheres but looking ahead the two may become increasingly one world.

Summary

In summary, we are thrilled to see such exceptional returns over the past quarter. They are a testament to both the hard work of the team as well as the value of identifying the right macro trends. However, as usual, we also want to manage expectations. It would be a mistake to celebrate this performance without acknowledging that it represents years of groundwork previously laid.

The nature of great performance is that it is non-linear. Sometimes, it pops. Sometimes, it slows. The key is to always be making steady progress. And again, while success can never be guaranteed, we've intentionally designed Fundrise with this idea in mind, making it possible for our investors to leverage technology and benefit from the opportunities that it can unlock over the long-term.

And while now it seems easier than ever to get distracted by short-term performance, we continue to work everyday to build on the foundation we’ve created, always preferring to be the tortoise rather than the hare.

Over the next month or so, we plan to share a deeper look at some of the factors we believe are driving the overall growth of real estate assets more broadly and how we think about that in regards to our long-term investment strategies.

Until then, onward.

Ben and the entire Fundrise team

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Fund name	NAV as of June 30	NAV as of Sep 30	Change
Interval Fund	$10.79	$12.10	12.14%
Growth eREIT	$14.90	$17.67	18.59%
East Coast eREIT	$11.42	$13.68	19.79%
Heartland eREIT	$12.68	$13.29	4.81%
West Coast eREIT	$10.14	$10.20	0.59%
Growth eREIT II	$11.22	$12.41	10.61%
Growth eREIT III	$11.43	$13.82	20.91%
eREIT XIV	$10.11	$10.28	1.68%
Growth eREIT VI	$10.53	$11.07	5.13%
Balanced eREIT	$10.48	$11.50	9.73%
Growth eREIT VII	$10.23	$10.65	4.11%
Balanced eREIT II	$10.24	$11.63	13.57%

This table reflects the NAV changes of only balanced and growth focused funds. Income focused funds, which collectively saw NAV changes of between approximately -0.30% and 0.39%, have been excluded due to the fact that the majority of the returns realized by such funds are through distributions and not appreciation.